FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
            For the transition period from:__________ to ____________
                        Commission file number: 1-13754

                       THE ALLMERICA FINANCIAL EMPLOYEES'
                           401(K) MATCHED SAVINGS PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                       Delaware                     04-3263626
         (State or other jurisdiction of          (I.R.S. Employer
          incorporation or organization)       Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)

        _________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Employees' 401(k) Matched
Savings Plan
Financial Statements
and Additional Information
December 31, 2000 and 1999

The Allmerica Financial Employees' 401(k) Matched Savings Plan
December 31, 2000 and 1999
--------------------------------------------------------------------------------





TABLE OF CONTENTS




Report of Independent Accountants........................................     1
Statements of Net Assets Available for Benefits..........................     2
Statements of Changes in Net Assets Available for Benefits...............     3
Notes to Financial Statements............................................     4




Additional Information*



Schedule of Assets Held for Investment Purposes At End of Year...........     9













* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Employees'
  401(k) Matched Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Employees' 401(k) Matched Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 29, 2001

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of Net Assets Available for Benefits
At December, 31
--------------------------------------------------------------------------------

                                                   2000                     1999
                                           ---------------------    -------------------
Assets
Investments with First Allmerica Financial
  Life Insurance Company:

      Investments, at fair value:
       Separate Investment Accounts:
        Growth Stock Fund                      $   84,427,505    *     $ 101,038,030
        Indexed Stock Fund                         61,161,170    *        74,632,640
        Balanced Fund                              25,873,125    *        24,228,468
        Select Aggressive Growth Fund              20,277,578             23,804,002
        Select Growth Fund                         13,378,929             12,907,004
        Select International Equity Fund           12,412,865             12,547,824
        Diversified Bond Fund                      11,505,660             10,833,023
        Money Market Fund                           8,939,526              8,689,519
        Select Capital Appreciation Fund            5,695,424              2,480,330
        Government Securities Fund                  2,984,907              2,822,469
                                           ---------------------    -------------------
                                                  246,656,689            273,983,309

      Investments, at contract value:
        Fixed Interest Fund                       120,704,810    *       125,348,751

Participant loans                                  10,456,611             10,826,506

Other assets                                          454,559                474,497
                                           ---------------------    -------------------
                                                  378,272,669            410,633,063

Investments with Allmerica Trust
  Company, N.A.:

      Allmerica Financial Corporation
        Stock Fund, at fair value                  56,533,224    *        50,707,870
                                           ---------------------    -------------------


Net assets available for benefits               $ 434,805,893          $ 461,340,933
                                           =====================    ===================

* Amount represents five percent or more of net assets available for benefits at December 31, 2000.


   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Statements of  Changes in  Net Assets Available for Benefits
At December, 31
--------------------------------------------------------------------------------


                                                     2000                        1999
                                            -----------------------     -----------------------

Investment income:
  Net (depreciation) appreciation of:
      Separate Investment Accounts                $  (20,200,328)             $   49,369,252
      Allmerica Financial Corporation
        Stock Fund                                    14,912,315                  (2,279,898)
  Interest and dividend income                         8,012,551                   8,403,436
                                            -----------------------     -----------------------
                                                       2,724,538                  55,492,790
                                            -----------------------     -----------------------

Contributions:
  Employer contributions                               6,425,551                   5,837,379
  Employee contributions                              19,777,780                  20,717,873
                                            -----------------------     -----------------------
                                                      26,203,331                  26,555,252
                                            -----------------------     -----------------------

  Total additions                                     28,927,869                  82,048,042
                                            -----------------------     -----------------------

Benefit payments                                     (51,308,801)                (29,356,085)
Purchase of life insurance and
  annuity contracts                                       13,428                      20,367
                                            -----------------------     -----------------------
  Total deductions                                   (51,295,373)                (29,335,718)
                                            -----------------------     -----------------------

Net (decrease) increase during year                  (22,367,504)                 52,712,324

Transfers out of Plan                                 (4,167,536)                          -

Net assets available for benefits,
  beginning of year                                  461,340,933                 408,628,609
                                            -----------------------     -----------------------

Net assets available for benefits,
  end of year                                      $ 434,805,893               $ 461,340,933
                                            =======================     =======================



   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - Description of plan

The following description of The Allmerica Financial Employees' 401(k) Matched Savings Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company ("FAFLIC," "the Sponsor," or "Company"), a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee of the Plan is Investors Bank and Trust Company. The Plan's assets are held by the Sponsor and Allmerica Trust Company, N.A., a related party. The Plan's recordkeeper is Hewitt Associates LLC.

In June 2001, the Board of Directors of the Company appointed State Street Bank and Trust Company the Trustee of the Plan and of the AFC Stock Fund. The Sponsor continues to hold those assets invested in its Fixed Interest Fund.

Eligibility

Employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has a 401(k) match provision. Employees are eligible to receive matching contributions in the Plan on the first day of the calendar month following completion of one year of service, as defined by the Plan document. Under this provision, the amount of the match is determined by Company performance at the discretion of the Sponsor's Board of Directors and is announced at the beginning of each year. Employer contributions are 100% vested to the participant immediately upon receipt. In addition, the Board of Directors may require that all matching contributions be made to the AFC Stock
Fund. However, this restriction was not imposed during the 2000 or 1999 plan year.

In 2000 and 1999, the matching contribution rate was 50 cents on every dollar up to the first 6% of compensation contributed to the Plan by a participant. These contributions were allocated to the same investment vehicles as the employee contributions.

Participant accounts

Active participants in the Plan are eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $10,500 in 2000 and $10,000 in 1999.

As directed by participant election, contributions may be invested in the Fixed Interest Fund, the Separate Investment Accounts of the Sponsor, or the AFC Stock Fund held with Allmerica Trust Company, N. A.. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Beginning in June 2001, participants will no longer be able to direct their contributions or maintain balances in the Separate Investment Accounts of the Sponsor. These investment options have been replaced with non-affiliated mutual funds.

Participant loans

Loans made to active participants are secured by the vested portion of the participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to employees. Interest income on participant loans totaled $903,444 and $854,561 in 2000 and 1999, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's account balance becomes 100% vested upon his or her death, or becoming totally and permanently disabled or upon attaining normal retirement age (age 65). In addition, a participant's 401(k) account, including the employer matching contribution, the employer profit sharing contribution equal to 2% of participant earnings (contributed for plan years 1994 and prior), the rollover account, the after-tax voluntary contribution account and the tax deductible voluntary contribution account are 100% vested.

The employer profit sharing contributions (contributed for the plan years 1994 and prior), other than the 2% allocated to the 401(k) account become vested as follows:

                                          Vested Percentage of
     Completed Years of Service          Regular Account Balance
     --------------------------          -----------------------
                 1                                  0%
                 2                                 25%
                 3                                 50%
                 4                                 75%
                 5                                100%


The amounts vested at December 31, 2000 and 1999 were $433,381,063 and $450,039,930, respectively.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Interest Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rate was 6.00% for monies invested in 2000 and 1999.

The investment contracts held by the Fixed Interest Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4,"Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". As such, these investments are recorded at contract value, which approximates fair value at December 31, 2000 and 1999.

The Separate Investment Accounts are pooled investment accounts established as funding vehicles for qualified corporate retirement programs administered by the Sponsor. Separate Investment Account funds are segregated into accounts with specific investment objectives. Investments in Separate Investment Accounts are stated at current value based on the market value of the underlying securities as determined by the Sponsor, primarily through the use of quoted prices. The investment returns of the Separate Investment Accounts of the Sponsor were as follows:


                                        Year Ended           Year Ended
Separate Investment Account          December 31, 2000    December 31, 1999
---------------------------          -----------------    -----------------
Growth Stock                             (9.46)%               29.19 %
Diversified Bond                         11.11 %               (0.21)%
Money Market                              6.70 %                5.43 %
Indexed Stock                            (8.75)%               20.91 %
Government Securities                    10.87 %                0.80 %
Balanced                                 12.53 %               (0.19)%
Select Aggressive Growth                (23.89)%               39.94 %
Select International Equity              (8.08)%               33.01 %
Select Capital Appreciation               7.85 %               26.61 %
Select Growth Fund                      (17.14)%               30.89 %


Due to participant-directed investment activity, actual investment returns experienced by the Plan may differ from those of the Sponsor's Separate Investment Accounts.

The AFC Stock Fund is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. The investment return for 2000 and 1999 was 30.47% and (4.52)%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

Administrative expenses

The Sponsor paid all of the expenses incurred in the administration of the Plan.

NOTE 3 - Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated November 9, 1995, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable and be either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

NOTE 5 - Significant transactions and other matters

During the second quarter of 2000, the Sponsor adopted a formal company-wide restructuring plan. This plan consisted of various initiatives resulting in the elimination of approximately 360 positions, of which 213 employees were terminated as of December 31, 2000. Plan assets declined during 2000 as a result of increased withdrawals related to these terminated employees.

On October 6, 1999, Allmerica Financial Corporation entered into an agreement with Great-West Life and Annuity Insurance Company of Denver (Great-West), which provided for the sale of the Company's group life and health business effective March 1, 2000. As a result of this sale, a certain number of Plan participants became employees of Great-West. The Plan assets of the affected participants totaled $4,167,536 and were transferred to a Great-West 401(k) plan during 2000.

Additional Information

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year
Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2000
--------------------------------------------------------------------------------

          Identity of                         Description                  Shares or         Contract or
             Issue                           of Investments                  Units          Current Value
             -----                           --------------                  -----          -------------

Investments with First
Allmerica Financial Life
Insurance Company:**

Fixed Interest Fund              Interest rates at 6.00%                                    $ 120,704,810 *

  Separate Investment
    Accounts:

    Growth Stock Fund            Diversified portfolio of common stocks       3,986,247        84,427,505 *

    Indexed Stock Fund           Common stocks which comprise S&P 500
                                 Composite Stock Index                        7,757,730        61,161,170 *

    Balanced Fund                Diversified portfolio balanced in
                                 traditional stocks, bonds and cash
                                 equivalents                                    919,515        25,873,125 *

    Select Aggressive Growth     Speculative portfolio of equities of
     Fund                        small to medium-sized emerging growth
                                 companies                                      908,966        20,277,578

    Select Growth Fund           Diversified portfolio comprised
                                 primarily of common stocks                     857,277        13,378,929

    Select International         Portfolio of equities of established
     Equity Fund                 non-U.S. companies expected to
                                 benefit from global economic trends            580,531        12,412,865

    Diversified Bond Fund        Long term fixed income securities              979,422        11,505,660

    Money Market Fund            Money market instruments maturing in
                                 1 year or less                               1,962,230         8,939,526

The Allmerica Financial Employees' 401(k) Matched Savings Plan
Schedule of Assets Held for Investment Purposes At End of Year (continued)
Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2000
--------------------------------------------------------------------------------



          Identity of                         Description                  Shares or        Contract or
             Issue                           of Investments                  Units         Current Value
             -----                           --------------                  -----         -------------
Investments with First
Allmerica Financial Life
Insurance Company:**
(continued)

    Separate Investment
     Accounts (continued):

    Select Capital               Portfolio of common stocks of
     Appreciation Fund           industries and companies in a
                                 favorable competitive
                                 environment and regulatory
                                 climate                                        329,101      5,695,424

    Government Securities Fund   Debt instruments and mortgage
                                 backed securities guaranteed by
                                 the U.S. Government or its
                                 affiliates                                     157,126      2,984,907

Participant loans                Interest rates from 7.0% to 11.0%                          10,456,611

Other assets                     Individual annuities and life
                                 insurance contracts purchased
                                 from First Allmerica Financial
                                 Life Insurance Company **                                     454,559

Investments with Allmerica
 Trust Company, N.A.:**

    AFC Stock Fund               Common stock traded on the New
                                 York Stock Exchange and cash
                                 equivalents                                    776,199     56,533,224 *
                                                                                          ------------

Total Investments                                                                         $434,805,893
                                                                                          ============




** Represents party-in-interest.
*  Amount represents five percent or more of net assets available for benefits.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


            THE ALLMERICA FINANCIAL EMPLOYEES'
            401(K) MATCHED SAVINGS PLAN
            (Name of Plan)

            /s/ Barbara Z. Rieck

            Plan Administrator:  First Allmerica Financial
            Life Insurance Company by Barbara Z. Rieck
            Manager of Retirement Services


            June 29, 2001

Exhibit Index

Exhibit 23.1      Consent of Independent Accountants

Exhibit 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-576) of Allmerica Financial Corporation of our report dated June 29, 2001 relating to the financial statements of The Allmerica Financial Employees' 401(k) Matched Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 29, 2001